UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 4, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s 2023 Annual General Meeting
Johannesburg, Monday, 4 December 2023. Harmony Gold Mining Company Limited advises shareholders that, at Harmony’s electronic annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 25 October 2023, forming part of the Company’s 2023 report to shareholders and integrated annual report.

There were 619,924,711 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
1. Re-election of director – Dr Patrice Motsepe	76,88%	23,12%	548 374 976	88,46%	0,07%
2. Re-election of director – Peter Turner	99,17%	0,83%	548 367 407	88,46%	0,07%
3. Re-election of director – John Wetton	77,47%	22,53%	548 377 299	88,46%	0,07%
4. Re-election of audit and risk committee member – John Wetton	73,21%	26,79%	548 380 973	88,46%	0,07%
5. Re-election of audit and risk committee member – Karabo Nondumo	81,47%	18,53%	548 374 017	88,46%	0,07%
6. Re-election of audit and risk committee member – Given Sibiya	99,93%	0,07%	548 373 380	88,46%	0,07%
7. Re-election of audit and risk committee member – Bongani Nqwababa	99,85%	0,15%	548 382 283	88,46%	0,07%
8. Re-election of audit and risk committee member – Martin Prinsloo	99,96%	0,04%	548 362 125	88,46%	0,07%
9. Re-appointment of external auditors – Ernst & Young Inc.	99,45%	0,55%	548 607 554	88,50%	0,09%
10. Approval of the remuneration policy	95,64%	4,36%	548 461 544	88,47%	0,06%
11. Approval of the implementation report	96,18%	3,82%	547 705 052	88,35%	0,18%
12. General authority to issue shares for cash	96,35%	3,65%	546 931 147	88,23%	0,31%

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Special resolutions
1. Approval of financial assistance	99,61%	0,39%	548 419 274	88,47%	0,07%
2. Pre-approval of non-executive directors’ remuneration	98,40%	1,60%	548 431 291	88,47%	0,06%

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
4 December 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 4, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director